Exhibit 99.1

Sandstorm Gold Announces Normal Course Issuer Bid

VANCOUVER, Dec. 15, 2014 /CNW/ - Sandstorm Gold Ltd. ("Sandstorm" or the "Company") (NYSE MKT: SAND, TSX: SSL) is pleased to announce that the Toronto Stock Exchange ("TSX") has accepted the Company's notice that it intends to proceed with a normal course issuer bid ("NCIB") in accordance with TSX rules.  Under the NCIB, Sandstorm may purchase up to 5,882,879 of its common shares, representing 5% of the Company's issued and outstanding common shares of 117,657,587 as of December 11, 2014.

Purchases under the NCIB may commence on December 17, 2014 and will terminate on the earlier of December 16, 2015, the date that Sandstorm completes its purchases pursuant to the notice of intention to make the NCIB as filed with the TSX or the date of notice by Sandstorm of termination of the NCIB. All purchases under the NCIB will be executed on the open market through the facilities of the TSX or alternative Canadian trading platforms (if eligible) and will be made at the market price of the common shares at the time of acquisition.  These purchases will be funded by Sandstorm's working capital and any common shares acquired by the Company under the NCIB will be cancelled. Sandstorm's average daily trading volume on the TSX during the last six calendar months was 307,783 common shares. Daily purchases will not exceed 76,945 common shares, subject to the Company's ability to make block purchases under the rules of the TSX. No share purchases have been made by the Company pursuant to a NCIB in the last twelve months.

The NCIB provides Sandstorm with the option to purchase the Company's common shares from time to time when Sandstorm's management believes that the common shares are undervalued by the market.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy securities in the United States, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

ABOUT SANDSTORM GOLD

Sandstorm Gold Ltd. is a gold streaming company. Sandstorm provides upfront financing to gold mining companies that are looking for capital and in return, receives a gold streaming agreement. A gold stream gives Sandstorm the right to purchase a percentage of the gold produced from a mine, for the life of the mine, at a fixed price per ounce. Sandstorm has acquired a portfolio of ten streams and thirty-six royalties, of which fourteen of the underlying mines are producing gold. Sandstorm plans to grow and diversify its low cost production profile through the acquisition of additional gold streams.

For more information visit: www.sandstormgold.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This press release contains "forward-looking statements", within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Sandstorm Gold Ltd. ("Sandstorm"). Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, realization of mineral reserve estimates, and the timing and amount of estimated future production. Forward-looking statements can generally be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "continue", "plans", or similar terminology.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Sandstorm to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Sandstorm will operate in the future, including the price of gold and anticipated costs. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, amongst others, gold price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks relating to the parties which produce the gold Sandstorm will purchase, regulatory restrictions, activities by governmental authorities (including changes in taxation), currency fluctuations, the global economic climate, dilution, share price volatility and competition.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Sandstorm to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the impact of general business and economic conditions, the absence of control over mining operations from which Sandstorm will purchase gold and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined, risks in the marketability of minerals, fluctuations in the price of gold, fluctuation in foreign exchange rates and interest rates, stock market volatility, as well as those factors discussed in the section entitled "Risks to Sandstorm" in Sandstorm's annual report for the financial year ended December 31, 2013 available at www.sedar.com. Although Sandstorm has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Sandstorm does not undertake to update any forward looking statements that are contained or incorporated by reference, except in accordance with applicable securities laws.

SOURCE Sandstorm Gold Ltd.

%CIK: 0001434614

For further information: Nolan Watson, Chief Executive Officer, 604 689 0234; Denver Harris, Investor Relations, 604 628 1178

CO: Sandstorm Gold Ltd.

CNW 08:30e 15-DEC-14